FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2021
Commission File Number: 001-13928

Royal Bank of Canada

(Name of registrant)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Senior Vice-President & Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS AN EXHIBIT TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227001) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-12036, 333-12050, 333-13052, 333-13112, 333-14144, 333-117922, 333-178350, 333-207754, 333-207750, 333-207748 AND 333-211680) TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SUPPLEMENTAL DISCLOSURE

The disclosure under “Management’s Discussion and Analysis – Liquidity and funding risk – Credit ratings” in the Registrant’s Second Quarter 2021 Report to Shareholders, which was filed as part of Exhibit 99.2 to its Form 6-K dated May 27, 2021, is hereby updated by adding the following: “On July 15, 2021, Fitch Ratings downgraded our senior long-term debt rating to AA- from AA and our legacy senior long-term debt rating to AA from AA+ and revised our ratings outlook to stable from negative.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name: Title:	James Salem Executive Vice-President and Treasurer

Date: July 21, 2021